DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

RECEIVED
2008 MAY 28 A 10:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002843

File No. 82-5201

May 27, 2008

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
JUN 02 2008
THOMSON REUTERS
SUPPL

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. (**"Gamesa"**), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Invitation to Annual General Meeting to be held, at second call, May 30th 2008 at 12 pm (Madrid time).

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco/mek

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

dlw 5/28

GAMESA CORPORACIÓN TECNOLÓGICA, S.A.


Gamesa

JUNTA GENERAL DE ACCIONISTAS
SHAREHOLDER´S GENERAL MEETING

30 DE MAYO DE 2008
MAY, 30 2008

Gamesa

2008 Shareholders' General Ordinary Meeting of GamesaCorporación Tecnológica
Vitoria-Gasteiz, at Museo Artium (C/ Francia, nº 24) on May 30th 2008

Registration of Shareholders

Registration of attendance cards will begin one hour prior to the time the General Meeting has been called for. In order to verify Shareholder identity or that of their valid proxy holders, those attending may be asked to show their National Identity Card or any other official document generally accepted for this purpose.

Conduct of the Shareholder´s General Meeting

Committee of the General Meeting

- Chairman: Mr. Guillermo Ulacia Arnáiz
- Deputy Chairman: Mr. Jorge Calvet Spinatsch
- Secretary of the Board: Mr. Carlos Rodríguez-Quiroga Menéndez
- Administration Board Members:
  - Mr. Juan Luis Arregui Ciarsolo
  - Mr. Santiago Bergareche Busquet
  - Mr. Juan Carvajal Argüelles
  - Corporación IBV, Servicios y Tecnologías, S.A. (represented by Mr. José Miguel Alcolea Cantos)
  - Mr. Pascual Fernández Martínez
  - Mr. José María Vázquez Egusquiza
  - Mr. Pedro Velasco Gómez
- Vice Secretary Non Member: Mr. Carlos Fernández-Lerga Garralda

Establishment of the provisional quorum of those in attendance

Reading of the call to Meeting, Agenda and proposed resolutions

Review of the Meeting Call, reading of the Agenda, summary presentation of the Agreement Resolutions and of information items related to by the Secretary of the Board of Directors.

Report of the Chairman and Chief Executive Officer

Establishment of the final quorum

Round of discussions

- Application and identification to be carried out in the Shareholders' Office (Maximum time: 5 minutes).
- Answer of the Chairman at the end of the last presentation.

Voting and adoption of resolutions

- Quorum of approval by majority.
- Announcement of the approval or dismissal of the proposed resolutions by the Chairman.

General Meeting conclusion

Cooperation to improve the General Ordinary Meetings conduct

- Meeting attendees are requested to take sit five minutes before beginning of Meeting.
- Meeting attendees are requested to switch mobile phones off.
- A simultaneous translating service is available for attendees who might want to follow the Meeting proceedings in English.
- A Basque language translator is available for those attendees who might want to take part of the Meeting making use of it.

END